[Letterhead of Citigroup Inc.]


February 24, 2006

John Stickel
Attorney Advisor
Mail Stop 3561
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549


Re:      Registration Statement on Form S-3 of Citicorp Mortgage
         Securities Inc., file no. 333-130333 (the "Registration Statement")


Dear Mr. Stickel:

I am a Senior Counsel -- Corporate Law of Citigroup Inc., and an Assistant Vice President and Assistant Secretary of Citicorp Mortgage Securities Inc. ("CMSI"), and in those capacities represented CMSI in connection with Pre-Effective Amendment No. 1 to the Registration Statement ("Amendment No. 1"). I have reviewed the letter dated February 9, 2006 of Sara D. Kalin, Branch Chief -- Legal (the "Amendment Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") regarding Amendment No. 1 and have reviewed the comments with various CMSI officers and employees. The following are CMSI's responses to the Staff's comments. Capitalized terms used without definition in this letter have the meanings given in the form of prospectus (the "Prospectus") included in Pre-Effective Amendment No. 2 to the Registration Statement, which was filed today ("Amendment No. 2"). For your convenience, I have repeated each of the Staff's numbered comments before CMSI's response.

I have also enclosed a paper copy of Amendment No. 2, including the Prospectus, as well as marked pages showing the changes from Amendment No. 1 to Amendment No. 2.

General Comments
Comment 1: We note from your response to comment 3 of our letter dated January 10, 2006 that some filing for Citigroup Mortgage Loan Trust Inc. were filed under the wrong CIK code. Please provide

John Stickel
United States Securities and Exchange Commission
February 24, 2006
page 2


us with a list of filings that were filed under the wrong CIK code and tell us which CIK code they were filed under. Additionally, tell us if and when these filings were subsequently made under the correct CIK code.

Response: I have attached a table showing for each filing made under the wrong CIK code, the series, SEC accession number, the date of the filing, and the CIK code under which the filing should have been made. All of the filings were timely made, but mistakenly used the CIK code for CitiFinancial Mortgage Securities Inc., an affiliate of CMSI.
On October 11, 2005, shortly after CitiMortgage, Inc.'s discovery of the mistake, and on advice of Citigroup Mortgage Loan Trust's outside counsel, CitiMortgage wrote to the SEC's Operations Center requesting that the CIK codes on the filings be transferred to the correct CIK code. CitiMortgage received no response from the Operations Center despite repeated phone calls and a second written request on December 6, 2005. A copy of the letter, marked as a second request, is enclosed. Finally, on February 13, 2006, CitiMortgage representatives were able to speak to Velma Smith at the Operations Center, who informed CitiMortgage that the request had been refused. A few days later, CitiMortgage representatives spoke to Herbert Scholl at SEC Operations, who advised them that the filings could not be transferred, and that CMLTI should re-file the forms.

On Friday, February 17, 2006, you advised me that the forms should be re-filed, and that CMSI should submit a formal waiver request. On February 21, 2006, all the forms listed on the attachment were re-filed under the correct CIK codes. A waiver request was submitted later that day, and an amended waiver request containing additional information was submitted earlier today, February 24, 2006. A copy of the waiver request is enclosed. (Shortly after the amendment was filed, we received a call from Jeff Cohan at the Commission, requesting additional changes to the amended waiver request; we hope to submit a second amended waiver request early the week of Feburary 27.)

John Stickel
United States Securities and Exchange Commission
February 24, 2006
page 3

CMSI is not aware of any other filings required to be filed by CMSI or any of its affiliates under the Securities Exchange Act of 1934 for the same asset class that have not been filed in a timely manner.


Base Prospectus
Comment 2: We note your response to comment 12 of our letter dated January 10, 2006. Please confirm that any additional indices you may use will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

Response: CMSI confirms that any index CMSI uses for a floating rate class will be based on debt transactions, and not on a securities or commodities index.


Comment 3: We reissue comment 13 of our letter dated January 10, 2006. Item 1107(j) of Regulation AB requires that you disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets if such expenses are payable from offering proceeds, and that if such expenses are paid to the sponsor, servicer, depositor, issuing entity, originator, underwriter or any affiliate of the foregoing, you separately identify the type and amount of expenses paid to each party. As your revised disclosure indicates that a portion of the offering proceeds will be used to pay expenses related to the issuance, please either revise to provide the information required by Item 1107(j) or advise as to why such disclosure is not necessary.

Response: We have modified the "Use of proceeds" section at pages 103-4 of the prospectus to indicate that the expenses will be one-time expenses of issuance, such as legal, accounting, printing and rating agency fees and expenses.


If you have any questions regarding this letter or the Registration Statement, please do not hesitate to call or e-mail me at the number or e-mail address shown on the front page of this letter.

Yours truly,

/s/ Howard Darmstadter

Howard Darmstadter
Senior Counsel -- Corporate Law